Mail Stop 4720

November 3, 2009

Via U.S. Mail and Facsimile – (765)529-2232

John J. Letter
Chief Financial Officer
Ameriana Bancorp
2118 Bundy Ave.
New Castle, IN 47362

Re: Ameriana Bancorp
        Form 10-K for the period ended December 31, 2008
        Forms 10-Q for 2009
        File No. 0-18392

Dear Mr. Letter:

We have reviewed your filings and have the following comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with your proposed disclosure to be included in future filings. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended June 30, 2009

1.   Considering the apparent significant amount by which your total equity exceeds your totally market capitalization at December 31, 2008 and the decrease in your market capitalization since that date, coupled with recurring losses, please address the following regarding your goodwill.

- Tell us and revise future filings to disclose how you considered goodwill for potential impairment at December 31, 2008 and at each subsequent balance sheet date.

- Tell us and revise future filings to disclose the specific reason for the increase in goodwill at June 30, 2009 from March 31, 2009.

- Tell us and disclose the dates of your annual and interim impairment testing. Discuss the results of that testing.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comment, including drafts of intended revisions to disclosures in future filings and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn

Branch Chief